                                                                            Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In millions)
(Unaudited)

	Six Months Ended June 30,
	2008	2007
Earnings:
Income from continuing operations before taxes	$113.7	$56.7
Add (deduct):
Equity in income of non-consolidated affiliates	(19.1)	(20.3)
Capitalized interest	(1.1)	–
Fixed charges as described below	15.3	14.3
Total	$108.8	$50.7
Fixed Charges:
Interest expensed and capitalized	$9.3	$9.9
Estimated interest factor in rent expense(1)	6.0	4.4
Total	$15.3	$14.3
Ratio of earnings to fixed charges	7.1	3.5

(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.